January 15, 2026

Steve Larsen
Chief Executive Officer
Hartley Income Fund, LLC
6501 N Cedar St., Building 4, Suite C
Spokane, WA 99208

        Re: Hartley Income Fund, LLC
            Offering Statement on Form 1-A
            Filed January 6, 2026
            Amendment No. 1 to Offering Statement on Form 1-A
            Filed January 15, 2026
            File No. 024-12699
Dear Steve Larsen:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Louis Amatucci, Esq.